SECURITIES AND EXCHANGE COMMISSION

                       Washington, D.C. 20549

                              FORM 11-K


           ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                  SECURITIES EXCHANGE ACT OF 1934

             For the Fiscal Year Ended December 31, 1994
                                       _________________


                     CUMMINS ENGINE COMPANY, INC.
     (Name of issuer of the securities held pursuant to the plan)


Commission File Number 1-4949.
                       _______


Incorporated in the State of Indiana    I.R.S. Employer Identification
                                                No. 35-0257090


     500 Jackson Street, Box 3005, Columbus, Indiana  47202-3005
               (Address of Principal Executive Office)

                  Telephone Number:  (812) 377-5000


             CUMMINS ENGINE COMPANY, INC. AND AFFILIATES
                     RETIREMENT AND SAVINGS PLANS
                        (Full title of the plan)

             CUMMINS ENGINE COMPANY, INC. AND AFFILIATES
                    RETIREMENT AND SAVINGS PLANS
                    INDEX TO FINANCIAL STATEMENTS


                                                             Pages
                                                             _____

Report of Independent Public Accountants                     3

Combining Statements of Net Assets by Plan                   4-7

Combining Statements of Changes in Net Assets by Plan        8-11

Combining Statements of Net Assets by Fund                   12-17

Combining Statements of Changes in Net Assets by Fund        18-23

Notes to Financial Statements                                24-29

Signature                                                    37


Schedules
_________

Schedule I -   Assets Held for Investment Purposes           30-32

Schedule II -  Reportable Transactions                       33

Schedule III - Matching Contribution Formulas                34-36


Exhibit
_______

23  -  Consent of Independent Public Accountants

              REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
              ________________________________________


To the Pension Policy Committee
of Cummins Engine Company, Inc.:

We have audited the accompanying combining statements of net assets by plan and by fund, of the CUMMINS ENGINE COMPANY, INC. AND AFFILIATES RETIREMENT AND SAVINGS PLANS as of December 31, 1994 and 1993, and the related statements of changes in net assets by plan and by fund, for the years ended December 31, 1994 and 1993. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets of the Plans as of December 31, 1994 and 1993, and the changes in the net assets for the years ended December 31, 1994 and 1993, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes, reportable transactions and matching contribution formulas are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                               ARTHUR ANDERSEN LLP

Chicago, Illinois
June 9, 1995.

                   CUMMINS ENGINE COMPANY, INC. AND AFFILIATES
                          RETIREMENT AND SAVINGS PLANS
                   COMBINING STATEMENTS OF NET ASSETS BY PLAN
                                DECEMBER 31, 1994


                                     Salaried      Bargaining        Onan
                                   ____________   ____________   ____________
Assets
______
Cash and investments:
  The Northern Trust Company
   Short-Term Investment Fund      $    864,862   $          -   $          -
  Cummins Engine Company, Inc.
   Fixed Income Fund                 83,459,484    105,127,676     17,531,029
  Vanguard Wellington Fund           49,907,017     29,285,706     15,810,805
  Vanguard U.S. Growth Fund          18,623,556      5,619,719      5,915,367
  Vanguard Index Trust Fund          24,002,785      9,948,550      7,764,266
  Vanguard Explorer Fund              2,692,444        712,074        458,268
  Vanguard International Fund         6,524,522      1,922,256      1,432,810
  Cummins Engine Company, Inc.
   Common Stock                     114,494,782      7,868,558      2,749,142
  Participant Loans                   5,130,460      3,772,332      1,582,428
                                    ___________    ___________     __________

Total cash & investments            305,699,912    164,256,871     53,244,115
                                    ___________    ___________     __________
Receivables:

 Employer contributions               3,644,360      1,486,954        293,845
 Employee contributions               1,690,559      1,263,478        608,717
 Employee loan repayments               245,107        213,310        115,543
 Accrued interest                         2,918              -              -
                                    ___________     __________     __________

Total receivables                     5,582,944      2,963,742      1,018,105
                                    ___________    ___________     __________
Total assets                        311,282,856    167,220,613     54,262,220
                                    ___________    ___________     __________
Liabilities
____________
 Interest payable                     2,935,151              -              -
 Note payable - ESOP                 69,450,000              -              -
                                    ___________    ___________     __________
Total liabilities                    72,385,151              -              -
                                    ___________    ___________     __________

Net Assets                         $238,897,705   $167,220,613   $ 54,262,220
                                   ____________   ____________   ____________
                                   ____________   ____________   ____________



The accompanying notes are an integral part of these statements.

                   CUMMINS ENGINE COMPANY, INC. AND AFFILIATES
                          RETIREMENT AND SAVINGS PLANS
                   COMBINING STATEMENTS OF NET ASSETS BY PLAN
                                DECEMBER 31, 1994


                                     Lubricon         CDC           Total
                                   ____________   ____________   ____________
Assets
______
Cash and investments:
  The Northern Trust Company
   Short-Term Investment Fund      $          -   $          -   $    864,862
  Cummins Engine Company, Inc.
   Fixed Income Fund                     87,659      5,658,121    211,863,969
  Vanguard Wellington Fund               67,539      2,653,124     97,724,191
  Vanguard U.S. Growth Fund              30,240      1,114,166     31,303,048
  Vanguard Index Trust Fund              45,034      1,517,919     43,278,554
  Vanguard Explorer Fund                  9,878        148,461      4,021,125
  Vanguard International Fund            64,833        321,374     10,265,795
  Cummins Engine Company, Inc.
   Common Stock                          13,153        825,247    125,950,882
  Participant Loans                      24,285        858,952     11,368,457
                                    ___________    ___________     __________

Total cash & investments                342,621     13,097,364    536,640,883
                                    ___________    ___________    ___________
Receivables:

 Employer contributions                  20,182        516,902      5,962,243
 Employee contributions                   4,578        213,246      3,780,578
 Employee loan repayments                 1,270         65,509        640,739
 Accrued interest                             -              -          2,918
                                    ___________     __________     __________

Total receivables                        26,030        795,657     10,386,478
                                    ___________     __________    ___________
Total assets                            368,651     13,893,021    547,027,361
                                    ___________    ___________    ___________
Liabilities
___________
 Interest payable                             -              -      2,935,151
 Note payable - ESOP                          -              -     69,450,000
                                    ___________    ___________     __________
Total liabilities                             -              -     72,385,151
                                    ___________    ___________     __________

Net Assets                         $    368,651   $ 13,893,021   $474,642,210
                                   ____________   ____________   ____________
                                   ____________   ____________   ____________


The accompanying notes are an integral part of these statements.

                   CUMMINS ENGINE COMPANY, INC. AND AFFILIATES
                          RETIREMENT AND SAVINGS PLANS
                   COMBINING STATEMENTS OF NET ASSETS BY PLAN
                                DECEMBER 31, 1993


                                     Salaried      Bargaining        Onan
                                   ____________   ____________   ____________
Assets
______
Cash and investments:
  The Northern Trust Company
   Short-Term Investment Fund      $    328,685   $          -   $          -
  Cummins Engine Company, Inc.
   Fixed Income Fund                 72,788,095     93,361,040     15,691,005
  Vanguard Wellington Fund           55,003,648     32,495,620     15,820,919
  Vanguard U.S. Growth Fund          17,586,368      5,620,077      5,283,722
  Vanguard Index Trust Fund          24,009,361     10,301,987      7,058,607
  Vanguard Explorer Fund                      -              -              -
  Vanguard International Fund                 -              -              -
  Cummins Engine Company, Inc.
   Common Stock                     131,980,775      6,035,210      1,543,540
  Participant Loans                   5,130,161      3,517,829      1,599,264
                                    ___________    ___________     __________

Total cash & investments            306,827,093    151,331,763     46,997,057
                                    ___________    ___________    ___________
Receivables:

 Employer contributions               4,097,201      1,457,591        265,993
 Employee contributions               1,516,057      1,230,214        535,889
 Employee loan repayments               214,921        147,118         82,807
 Accrued interest                           523              -              -
                                    ___________     __________     __________

Total receivables                     5,828,702      2,834,923        884,689
                                    ___________    ___________     __________
Total assets                        312,655,795    154,166,686     47,881,746
                                    ___________    ___________     __________
Liabilities
___________
 Interest payable                     3,094,470              -              -
 Note payable - ESOP                 70,650,000              -              -
                                    ___________    ___________     __________
Total liabilities                    73,744,470              -              -
                                    ___________    ___________     __________

Net Assets                         $238,911,325   $154,166,686   $ 47,881,746
                                   ____________   ____________   ____________
                                   ____________   ____________   ____________



The accompanying notes are an integral part of these statements.

                   CUMMINS ENGINE COMPANY, INC. AND AFFILIATES
                          RETIREMENT AND SAVINGS PLANS
                   COMBINING STATEMENTS OF NET ASSETS BY PLAN
                                DECEMBER 31, 1993


                                     Lubricon         CDC           Total
                                   ____________   ____________   ____________
Assets
______
Cash and investments:
  The Northern Trust Company
   Short-Term Investment Fund      $          -   $          -   $    328,685
  Cummins Engine Company, Inc.
   Fixed Income Fund                    103,310      4,950,119    186,893,569
  Vanguard Wellington Fund              161,980      2,769,269    106,251,436
  Vanguard U.S. Growth Fund              48,042      1,050,410     29,588,619
  Vanguard Index Trust Fund              38,593      1,616,380     43,024,928
  Vanguard Explorer Fund                      -              -              -
  Vanguard International Fund                 -              -              -
  Cummins Engine Company, Inc.
   Common Stock                           9,669        610,445    140,179,639
  Participant Loans                      12,143        746,443     11,005,840
                                    ___________     __________    ___________

Total cash & investments                373,737     11,743,066    517,272,716
                                    ___________     __________    ___________
Receivables:

 Employer contributions                  18,216        563,986      6,402,987
 Employee contributions                   1,568        153,169      3,436,897
 Employee loan repayments                   227         30,371        475,444
 Accrued interest                             -              -            523
                                    ___________     __________    ___________

Total receivables                        20,011        747,526     10,315,851
                                    ___________     __________    ___________
Total assets                            393,748     12,490,592    527,588,567
                                    ___________    ___________    ___________
Liabilities
___________
 Interest payable                             -              -      3,094,470
 Note payable - ESOP                          -              -     70,650,000
                                    ___________    ___________    ___________
Total liabilities                             -              -     73,744,470
                                    ___________    ___________    ___________

Net Assets                         $    393,748   $ 12,490,592   $453,844,097
                                   ____________   ____________   ____________
                                   ____________   ____________   ____________



The accompanying notes are an integral part of these statements.

                   CUMMINS ENGINE COMPANY, INC. AND AFFILIATES
                          RETIREMENT AND SAVINGS PLANS
              COMBINING STATEMENTS OF CHANGES IN NET ASSETS BY PLAN
                                DECEMBER 31, 1994


                                   Salaried       Bargaining         Onan
                                 ____________    ____________    ____________

Net assets-beginning of year     $238,911,325    $154,166,686    $ 47,881,746
                                 ____________    ____________    ____________
Investment income:
 Fund investment income (loss)      5,234,515       6,033,655       1,167,475
 Interest income                       12,658               -               -
 Dividend income                    1,439,965               -               -
 Net realized & unrealized
  appreciation in the
  value of investments            (19,687,908)              -               -
                                  ___________     ___________      __________

Total investment income           (13,000,770)      6,033,655       1,167,475

Less: administrative expense           86,300          44,753           7,463
      interest expense              5,969,352               -               -
                                  ___________     ___________      __________

Net investment income             (19,056,422)      5,988,902       1,160,012
                                  ___________     ___________      __________

Contributions:
 Employer                           6,389,432       1,533,717         298,407
 Employee                          20,708,446      13,125,606       6,390,058
 Rollover                             821,614         206,436         273,847
                                  ___________     ___________      __________

Total contributions                27,919,492      14,865,759       6,962,312
                                  ___________     ___________      __________

Participant withdrawals             8,887,419       7,640,655       2,058,325

Inter-plan transfers                   10,729        (160,079)        316,475
                                  ___________     ____________     __________

Net assets - end of year         $238,897,705    $167,220,613     $54,262,220
                                 ____________    ____________     ___________
                                 ____________    ____________     ___________



The accompanying notes are an integral part of these statements.

                   CUMMINS ENGINE COMPANY, INC. AND AFFILIATES
                          RETIREMENT AND SAVINGS PLANS
              COMBINING STATEMENTS OF CHANGES IN NET ASSETS BY PLAN
                                DECEMBER 31, 1994


                                   Lubricon          CDC            Total
                                 ____________    ____________    ____________

Net assets-beginning of year     $    393,748    $ 12,490,592    $453,844,097
                                  ___________     ___________     ___________
Investment income:
 Fund investment income (loss)        (25,674)        257,872      12,667,843
 Interest income                            -               -          12,658
 Dividend income                            -               -       1,439,965
 Net realized & unrealized
  appreciation in the
  value of investments                      -               -     (19,687,908)
                                   ___________     __________      __________

Total investment income               (25,674)        257,872      (5,567,442)

Less: administrative expense               37           2,409         140,962
      interest expense                      -               -       5,969,352
                                   ___________     __________      __________

Net investment income                 (25,711)        255,463     (11,677,756)
                                   ___________     __________     ___________

Contributions:
 Employer                              21,228         523,398       8,766,182
 Employee                             100,535       2,221,367      42,546,012
 Rollover                                 893          17,082       1,319,872
                                  ___________      __________      __________

Total contributions                   122,656       2,761,847      52,632,066
                                  ___________      __________      __________

Participant withdrawals               125,975       1,443,823      20,156,197

Inter-plan transfers                    3,933        (171,058)              -
                                 ____________      __________     ___________

Net assets - end of year         $    368,651    $ 13,893,021    $474,642,210
                                 ____________    ____________    ____________
                                 ____________    ____________    ____________



The accompanying notes are an integral part of these statements.

                   CUMMINS ENGINE COMPANY, INC. AND AFFILIATES
                          RETIREMENT AND SAVINGS PLANS
              COMBINING STATEMENTS OF CHANGES IN NET ASSETS BY PLAN
                                DECEMBER 31, 1993


                                   Salaried       Bargaining         Onan
                                 ____________    ____________    ____________

Net assets-beginning of year     $174,602,862    $135,224,648    $ 39,627,555
                                 ____________    ____________    ____________
Investment income:
 Fund investment income (loss)     14,731,470      12,860,279       3,761,103
 Interest income                        1,875               -               -
 Dividend income                      465,492               -               -
 Net realized & unrealized
  appreciation in the
  value of investments             34,332,392               -               -
                                  ___________     ___________      __________

Total investment income            49,531,229      12,860,279       3,761,103

Less: administrative expense          116,787          86,905          15,075
      interest expense              6,188,940               -               -
                                  ___________     ___________      __________

Net investment income              43,225,502      12,773,374       3,746,028
                                  ___________     ___________      __________

Contributions:
 Employer                           7,086,975       1,457,590         265,992
 Employee                          19,346,598      13,716,542       5,981,731
 Rollover                             927,680          17,157          26,321
                                  ___________      __________      __________

Total contributions                27,361,253      15,191,289       6,274,044
                                  ___________      __________      __________

Participant withdrawals             6,743,662       8,871,882       1,588,030

Inter-plan transfers                  465,370        (150,743)       (177,851)
                                 ____________    _____________    ____________

Net assets - end of year         $238,911,325    $154,166,686     $47,881,746
                                 ____________    ____________     ___________
                                 ____________    ____________     ___________



The accompanying notes are an integral part of these statements.

                   CUMMINS ENGINE COMPANY, INC. AND AFFILIATES
                          RETIREMENT AND SAVINGS PLANS
              COMBINING STATEMENTS OF CHANGES IN NET ASSETS BY PLAN
                                DECEMBER 31, 1993


                                   Lubricon          CDC            Total
                                 ____________    ____________    ____________

Net assets-beginning of year     $    261,394    $ 10,389,747    $360,106,206
                                 ____________    ____________    ____________
Investment income:
 Fund investment income (loss)         28,466         952,019      32,333,337
 Interest income                            -               -           1,875
 Dividend income                            -               -         465,492
 Net realized & unrealized
  appreciation in the
  value of investments                      -               -      34,332,392
                                  ___________      __________      __________

Total investment income                28,466         952,019      67,133,096

Less: administrative expense               95           4,887         223,749
      interest expense                      -               -       6,188,940
                                  ___________      __________      __________

Net investment income                  28,371         947,132      60,720,407
                                  ___________      __________      __________

Contributions:
 Employer                              18,215         563,985       9,392,757
 Employee                              63,057       1,985,430      41,093,358
 Rollover                               1,100           3,076         975,334
                                  ___________      __________      __________

Total contributions                    82,372       2,552,491      51,461,449
                                  ___________      __________      __________

Participant withdrawals                20,228       1,220,163      18,443,965

Inter-plan transfers                   41,839        (178,615)              -
                                 ____________      __________     ___________

Net assets - end of year         $    393,748    $ 12,490,592    $453,844,097
                                 ____________    ____________    ____________
                                 ____________    ____________    ____________


The accompanying notes are an integral part of these statements.

                  CUMMINS ENGINE COMPANY, INC. AND AFFILIATES
                         RETIREMENT AND SAVINGS PLANS
                  COMBINING STATEMENTS OF NET ASSETS BY FUND
                               DECEMBER 31, 1994


                           Fixed Income  Wellington   U.S. Growth  Index Fund
                           ____________  ___________  ___________  ___________
Assets
______

Cash and investments:
 The Northern Trust Co.
  Short-Term Invest. Fund  $          -  $         -  $         -  $         -
 Cummins Engine Co.,Inc.
  Fixed Income Fund         211,863,969            -            -            -
 Vanguard Wellington Fund             -   97,724,191            -            -
 Vanguard U.S. Growth Fund            -            -   31,303,048            -
 Vanguard Index Trust Fund            -            -            -   43,278,554
 Vanguard Explorer Fund               -            -            -            -
 Vanguard Intl. Fund                  -            -            -            -
 Cummins Engine Co., Inc.
  Common Stock                        -            -            -            -
 Participant Loans                    -            -            -            -
                            ___________   __________   __________   __________

Total cash & investments    211,863,969   97,724,191   31,303,048   43,278,554
                            ___________   __________   __________   __________
Receivables:
 Employer contributions       1,348,208      490,978      194,415      245,236
 Employee contributions       1,487,969      917,808      418,519      525,527
 Employee loan repayments       251,037      171,833       68,190       85,413
 Accrued interest                     -            -            -            -
                            ___________   __________   __________   __________

Total receivables             3,087,214    1,580,619      681,124      856,176
                            ___________   __________   __________   __________

Total assets                214,951,183   99,304,810   31,984,172   44,134,730
                            ___________   __________   __________   __________
Liabilities
___________

 Interest payable                     -            -            -            -
 Note payable-ESOP                    -            -            -            -
                            ___________   __________   __________   __________
Total liabilities                     -            -            -            -
                            ___________   __________   __________   __________

Net Assets                 $214,951,183  $99,304,810  $31,984,172  $44,134,730
                           ____________  ___________  ___________  ___________
                           ____________  ___________  ___________  ___________


The accompanying notes are an integral part of these statements.

                  CUMMINS ENGINE COMPANY, INC. AND AFFILIATES
                         RETIREMENT AND SAVINGS PLANS
                  COMBINING STATEMENTS OF NET ASSETS BY FUND
                               DECEMBER 31, 1994


                                Explorer Fund   International   Cummins Stock
                                _____________   _____________   _____________
Assets
______

Cash and investments:
 The Northern Trust Co.
  Short-Term Invest. Fund        $        -      $         -     $         -
 Cummins Engine Co.,Inc.
  Fixed Income Fund                       -                -               -
 Vanguard Wellington Fund                 -                -               -
 Vanguard U.S. Growth Fund                -                -               -
 Vanguard Index Trust Fund                -                -               -
 Vanguard Explorer Fund           4,021,125                -               -
 Vanguard Intl. Fund                      -       10,265,795               -
 Cummins Engine Co., Inc.
  Common Stock                            -                -      21,946,924
 Participant Loans                        -                -               -
                                  _________       __________      __________

Total cash & investments          4,021,125       10,265,795      21,946,924
                                  _________       __________      __________
Receivables:
 Employer contributions              27,353           63,821         124,927
 Employee contributions              77,512          163,456         189,787
 Employee loan repayments             8,710           18,601          36,955
 Accrued interest                         -                -               -
                                  _________       __________      __________

Total receivables                   113,575          245,878         351,669
                                  _________       __________      __________

Total assets                      4,134,700       10,511,673      22,298,593
                                  _________       __________      __________
Liabilities
___________

 Interest payable                         -                -               -
 Note payable-ESOP                        -                -               -
                                  _________       __________      __________
Total liabilities                         -                -               -
                                  _________       __________      __________

Net Assets                       $4,134,700      $10,511,673     $22,298,593
                                 __________      ___________     ___________
                                 __________      ___________     ___________


The accompanying notes are an integral part of these statements.

                  CUMMINS ENGINE COMPANY, INC. AND AFFILIATES
                         RETIREMENT AND SAVINGS PLANS
                  COMBINING STATEMENTS OF NET ASSETS BY FUND
                               DECEMBER 31, 1994


                                   ESOP         Loan Fund        Total
                                ___________    ___________    ____________
Assets
______

Cash and investments:
 The Northern Trust Co.
  Short-Term Invest. Fund       $   864,862    $         -    $    864,862
 Cummins Engine Co.,Inc.
  Fixed Income Fund                       -              -     211,863,969
 Vanguard Wellington Fund                 -              -      97,724,191
 Vanguard U.S. Growth Fund                -              -      31,303,048
 Vanguard Index Trust Fund                -              -      43,278,554
 Vanguard Explorer Fund                   -              -       4,021,125
 Vanguard Intl. Fund                      -              -      10,265,795
 Cummins Engine Co., Inc.
  Common Stock                  104,003,958              -     125,950,882
 Participant Loans                        -     11,368,457      11,368,457
                                ___________     __________     ___________

Total cash & investments        104,868,820     11,368,457     536,640,883
                                ___________     __________     ___________
Receivables:
 Employer contributions           3,467,305              -       5,962,243
 Employee contributions                   -              -       3,780,578
 Employee loan repayments                 -              -         640,739
 Accrued interest                     2,918              -           2,918
                                ___________     __________     ___________

Total receivables                 3,470,223              -      10,386,478
                                ___________     __________     ___________

Total assets                    108,339,043     11,368,457     547,027,361
                                ___________     __________     ___________
Liabilities
___________

 Interest payable                 2,935,151              -       2,935,151
 Note payable-ESOP               69,450,000              -      69,450,000
                                ___________     __________     ___________
Total liabilities                72,385,151              -      72,385,151
                                ___________     __________     ___________

Net Assets                      $35,953,892    $11,368,457    $474,642,210
                                ___________    ___________     ___________
                                ___________    ___________     ___________


The accompanying notes are an integral part of these statements.

                  CUMMINS ENGINE COMPANY, INC. AND AFFILIATES
                         RETIREMENT AND SAVINGS PLANS
                  COMBINING STATEMENTS OF NET ASSETS BY FUND
                               DECEMBER 31, 1993


                           Fixed Income  Wellington   U.S. Growth  Index Fund
                           ____________  ___________  ___________  ___________
Assets
______

Cash and investments:
 The Northern Trust Co.
  Short-Term Invest. Fund  $          -  $         -  $         -  $         -
 Cummins Engine Co.,Inc.
  Fixed Income Fund         186,893,569            -            -            -
 Vanguard Wellington Fund             -  106,251,436            -            -
 Vanguard U.S. Growth Fund            -            -   29,588,619            -
 Vanguard Index Trust Fund            -            -            -   43,024,928
 Vanguard Explorer Fund               -            -            -            -
 Vanguard Intl. Fund                  -            -            -            -
 Cummins Engine Co., Inc.
  Common Stock                        -            -            -            -
 Participant Loans                    -            -            -            -
                            ___________  ___________   __________   __________

Total cash & investments    186,893,569  106,251,436   29,588,619   43,024,928
                            ___________  ___________   __________   __________
Receivables:
 Employer contributions       1,190,247      588,278      231,420      281,703
 Employee contributions       1,236,581    1,023,772      483,362      536,243
 Employee loan repayments       177,061      134,471       66,545       68,818
 Accrued interest                     -            -            -            -
                            ___________   __________   __________   __________

Total receivables             2,603,889    1,746,521      781,327      886,764
                            ___________   __________   __________   __________

Total assets                189,497,458  107,997,957   30,369,946   43,911,692
                            ___________  ___________   __________   __________
Liabilities
___________

 Interest payable                     -            -            -            -
 Note payable-ESOP                    -            -            -            -
                            ___________  ___________   __________   __________
Total liabilities                     -            -            -            -
                            ___________  ___________   __________   __________

Net Assets                 $189,497,458 $107,997,957  $30,369,946  $43,911,692
                           ____________  ___________  ___________  ___________
                           ____________  ___________  ___________  ___________


The accompanying notes are an integral part of these statements.

                  CUMMINS ENGINE COMPANY, INC. AND AFFILIATES
                         RETIREMENT AND SAVINGS PLANS
                  COMBINING STATEMENTS OF NET ASSETS BY FUND
                               DECEMBER 31, 1993


                                Explorer Fund   International   Cummins Stock
                                _____________   _____________   _____________
Assets
______

Cash and investments:
 The Northern Trust Co.
  Short-Term Invest. Fund        $        -      $         -     $         -
 Cummins Engine Co.,Inc.
  Fixed Income Fund                       -                -               -
 Vanguard Wellington Fund                 -                -               -
 Vanguard U.S. Growth Fund                -                -               -
 Vanguard Index Trust Fund                -                -               -
 Vanguard Explorer Fund                   -                -               -
 Vanguard Intl. Fund                      -                -               -
 Cummins Engine Co., Inc.
  Common Stock                            -                -      15,200,731
 Participant Loans                        -                -               -
                                  _________       __________      __________

Total cash & investments                  -                -      15,200,731
                                  _________       __________      __________
Receivables:
 Employer contributions                   -                -         116,869
 Employee contributions                   -                -         156,939
 Employee loan repayments                 -                -          28,549
 Accrued interest                         -                -               -
                                  _________       __________      _________

Total receivables                         -                -         302,357
                                  _________       __________      __________

Total assets                              -                -      15,503,088
                                  _________       __________      __________
Liabilities
___________

 Interest payable                         -                -               -
 Note payable-ESOP                        -                -               -
                                  _________       __________      __________
Total liabilities                         -                -               -
                                  _________       __________      __________

Net Assets                       $        -      $         -     $15,503,088
                                 __________      ___________     ___________
                                 __________      ___________     ___________


The accompanying notes are an integral part of these statements.

                  CUMMINS ENGINE COMPANY, INC. AND AFFILIATES
                         RETIREMENT AND SAVINGS PLANS
                  COMBINING STATEMENTS OF NET ASSETS BY FUND
                               DECEMBER 31, 1993


                                   ESOP         Loan Fund        Total
                                ___________    ___________    ____________
Assets
______

Cash and investments:
 The Northern Trust Co.
  Short-Term Invest. Fund       $   328,685    $         -    $    328,685
 Cummins Engine Co.,Inc.
  Fixed Income Fund                       -              -     186,893,569
 Vanguard Wellington Fund                 -              -     106,251,436
 Vanguard U.S. Growth Fund                -              -      29,588,619
 Vanguard Index Trust Fund                -              -      43,024,928
 Vanguard Explorer Fund                   -              -               -
 Vanguard Intl. Fund                      -              -               -
 Cummins Engine Co., Inc.
  Common Stock                  124,978,908              -     140,179,639
 Participant Loans                        -     11,005,840      11,005,840
                                ___________     __________     ___________

Total cash & investments        125,307,593     11,005,840     517,272,716
                                ___________     __________     ___________
Receivables:
 Employer contributions           3,994,470              -       6,402,987
 Employee contributions                   -              -       3,436,897
 Employee loan repayments                 -              -         475,444
 Accrued interest                       523              -             523
                                ___________     __________     ___________

Total receivables                 3,994,993              -      10,315,851
                                ___________     __________     ___________

Total assets                    129,302,586     11,005,840     527,588,567
                                ___________     __________     ___________
Liabilities
___________

 Interest payable                 3,094,470              -       3,094,470
 Note payable-ESOP               70,650,000              -      70,650,000
                                 __________     __________     ___________
Total liabilities                73,744,470              -      73,744,470
                                 __________     __________     ___________

Net Assets                      $55,558,116    $11,005,840    $453,844,097
                                ___________    ___________     ___________
                                ___________    ___________     ___________


The accompanying notes are an integral part of these statements.

                  CUMMINS ENGINE COMPANY, INC. AND AFFILIATES
                         RETIREMENT AND SAVINGS PLANS
              COMBINING STATEMENTS OF CHANGES IN NET ASSETS BY FUND
                               DECEMBER 31, 1994


                           Fixed Income  Wellington   U.S. Growth     Index
                           ____________  ___________  ___________  ___________
Net Assets - beginning
 of year                   $189,497,458 $107,997,957  $30,369,946  $43,911,692
                           ____________ ____________  ___________  ___________
Investment income:
 Fund investment income
  (loss)                     13,985,080     (644,090)   1,114,263      440,071
 Interest income                      -            -            -            -
 Dividend income                      -            -            -            -
 Net realized & unrealized
  appreciation in the value
  of investments                      -            -            -            -
                            ___________   ___________  __________   __________

Total investment income      13,985,080     (644,090)   1,114,263      440,071

Less: admin. expense             90,191            -            -            -
      interest expense                -            -            -            -
                            ___________   ___________  __________   __________

 Net investment income       13,894,889     (644,090)   1,114,263      440,071
                            ___________   ___________  __________   __________
 Contributions:
  Employer                    1,552,288      547,696      213,021      272,326
  Employee                   15,224,068   11,562,925    4,976,097    6,388,363
  Rollover                      303,713      282,269      171,042      198,830
                            ___________   __________   __________   __________

 Total contributions         17,080,069   12,392,890    5,360,160    6,859,519
                            ___________   __________   __________   __________

Participant loan repayments   2,587,469    1,673,280      718,515      890,849
                            ___________   __________   __________   __________
Inter-fund transfers          6,124,784  (16,307,770)  (3,840,873)  (5,691,398)
                            ___________   __________   __________   __________
Payments:
Participant withdrawals      11,348,094    4,001,881    1,084,249    1,385,829
Participant loan withdrawals  2,885,392    1,805,576      653,590      890,174
                             __________   __________   __________   __________

Total payments               14,233,486    5,807,457    1,737,839    2,276,003
                            ___________   __________   __________   __________

Net assets - end of year   $214,951,183  $99,304,810  $31,984,172  $44,134,730
                           ____________  ___________  ___________  ___________
                           ____________  ___________  ___________  ___________


The accompanying notes are an integral part of these statements.

                  CUMMINS ENGINE COMPANY, INC. AND AFFILIATES
                         RETIREMENT AND SAVINGS PLANS
              COMBINING STATEMENTS OF CHANGES IN NET ASSETS BY FUND
                               DECEMBER 31, 1994


                               Explorer    International   Cummins Stock
                              __________   _____________   _____________
Net Assets - beginning
 of year                      $        0    $         0     $15,503,088
                              __________    ___________     ___________
Investment income:
 Fund investment income
  (loss)                           2,595        (59,464)     (2,170,612)
 Interest income                       -              -               -
 Dividend income                       -              -               -
 Net realized & unrealized
  appreciation in the value
  of investments                       -              -               -
                              __________    ____________    ____________

Total investment income            2,595        (59,464)     (2,170,612)

Less: admin. expense                   -              -               -
      interest expense                 -              -               -
                              __________    ____________    ____________

 Net investment income             2,595        (59,464)     (2,170,612)
                              __________    ____________    ____________
 Contributions:
  Employer                        28,786         66,478         133,691
  Employee                       646,563      1,615,587       2,132,409
  Rollover                        70,492        110,793         182,733
                              __________    ___________     ___________

 Total contributions             745,841      1,792,858       2,448,833
                              __________    ___________     ___________

Participant loan repayments       69,998        181,036         400,109
                              __________    ___________     ___________
Inter-fund transfers           3,432,807      8,913,648       7,368,802
                              __________    ___________     ___________
Payments:
Participant withdrawals           52,131        158,850         824,451
Participant loan withdrawals      64,410        157,555         427,176
                              __________    ___________     ___________

Total payments                   116,541        316,405       1,251,627
                              __________    ___________     ___________

Net assets - end of year      $4,134,700    $10,511,673     $22,298,593
                              __________    ___________     ___________
                              __________    ___________     ___________

The accompanying notes are an integral part of these statements.

                  CUMMINS ENGINE COMPANY, INC. AND AFFILIATES
                         RETIREMENT AND SAVINGS PLANS
              COMBINING STATEMENTS OF CHANGES IN NET ASSETS BY FUND
                               DECEMBER 31, 1994


                                  ESOP         Loan Fund        Total
                               ___________    ___________    ____________
Net Assets - beginning
 of year                       $55,558,116    $11,005,840    $453,844,097
                               ___________    ___________    ____________
Investment income:
 Fund investment income
  (loss)                                 -              -      12,667,843
 Interest income                    12,658              -          12,658
 Dividend income                 1,439,965              -       1,439,965
 Net realized & unrealized
  appreciation in the value
  of investments               (19,687,908)             -     (19,687,908)
                               ____________   ___________    _____________

Total investment income        (18,235,285)             -     ( 5,567,442)

Less: admin. expense                50,771              -         140,962
      interest expense           5,969,352              -       5,969,352
                               ___________    ___________    _____________

 Net investment income         (24,255,408)             -     (11,677,756)
                               ____________   ___________    ____________
 Contributions:
  Employer                       5,951,896              -       8,766,182
  Employee                               -              -      42,546,012
  Rollover                               -              -       1,319,872
                               ___________    ___________    ____________

 Total contributions             5,951,896              -      52,632,066
                               ___________    ___________    ____________

Participant loan repayments              -     (6,521,256)              -
                               ___________    ____________   ____________
Inter-fund transfers                     -              -               -
                               ___________    ___________    ____________
Payments:
Participant withdrawals          1,300,712              -      20,156,197
Participant loan withdrawals             -     (6,883,873)              -
                               ___________    ____________   ____________

Total payments                   1,300,712     (6,883,873)     20,156,197
                               ___________    ____________   ____________

Net assets - end of year       $35,953,892    $11,368,457    $474,642,210
                               ___________    ___________    ____________
                               ___________    ___________    ____________

The accompanying notes are an integral part of these statements.

                  CUMMINS ENGINE COMPANY, INC. AND AFFILIATES
                         RETIREMENT AND SAVINGS PLANS
              COMBINING STATEMENTS OF CHANGES IN NET ASSETS BY FUND
                               DECEMBER 31, 1993


                           Fixed Income  Wellington   U.S. Growth     Index
                           ____________  ___________  ___________  ___________
Net Assets - beginning
 of year                   $177,783,735 $ 78,997,524  $29,626,817  $32,861,220
                           ____________ ____________  ___________  ___________
Investment income:
 Fund investment income
  (loss)                     13,689,198   11,418,610     (458,290)   3,570,736
 Interest income                      -            -            -            -
 Dividend income                      -            -            -            -
 Net realized & unrealized
  appreciation in the value
  of investments                      -            -            -            -
                            ___________   __________   ___________  __________

Total investment income      13,689,198   11,418,610     (458,290)   3,570,736

 Less: admin. expense           150,447            -            -            -
       interest expense               -            -            -            -
                            ___________   __________   ___________  __________

 Net investment income       13,538,751   11,418,610     (458,290)   3,570,736
                            ___________   __________   ___________  __________
 Contributions:
  Employer                    1,190,239      588,279      231,420      281,703
  Employee                   14,923,408   12,038,643    6,065,512    6,653,884
  Rollover                      172,588      309,952      191,510      217,193
                            ___________   __________   __________   __________

 Total contributions         16,286,235   12,936,874    6,488,442    7,152,780
                            ___________   __________   __________   __________

Participant loan repayments   1,840,057    1,305,821      655,318      704,539
                            ___________   __________   __________   __________
Inter-fund transfers         (4,953,834)   8,501,670   (4,261,772)   1,616,795
                            ____________  __________   ___________  __________
Payments:
Participant withdrawals      12,120,414    3,245,402      995,362    1,140,196
Participant loan withdrawals  2,877,072    1,917,140      685,207      854,182
                            ___________   __________   __________   __________

Total payments               14,997,486    5,162,542    1,680,569    1,994,378
                            ___________  ___________   __________   __________

Net assets - end of year   $189,497,458 $107,997,957  $30,369,946  $43,911,692
                           ____________  ___________  ___________  ___________
                           ____________  ___________  ___________  ___________


The accompanying notes are an integral part of these statements.

                  CUMMINS ENGINE COMPANY, INC. AND AFFILIATES
                         RETIREMENT AND SAVINGS PLANS
              COMBINING STATEMENTS OF CHANGES IN NET ASSETS BY FUND
                               DECEMBER 31, 1993


                               Explorer    International   Cummins Stock
                              __________   _____________   _____________
Net Assets - beginning
 of year                      $        -    $         -     $11,295,812
                              __________    ___________     ___________
Investment income:
 Fund investment income
  (loss)                               -              -       4,113,083
 Interest income                       -              -               -
 Dividend income                       -              -               -
 Net realized & unrealized
  appreciation in the value
  of investments                       -              -               -
                              __________    ___________     ___________

Total investment income                -              -       4,113,083

Less: admin. expense                   -              -          26,761
      interest expense                 -              -               -
                              __________    ___________     ___________

 Net investment income                 -              -       4,086,322
                              __________    ___________     ___________
 Contributions:
  Employer                             -              -         116,867
  Employee                             -              -       1,411,911
  Rollover                             -              -          84,091
                              __________    ___________     ___________

 Total contributions                   -              -       1,612,869
                              __________    ___________     ___________

Participant loan repayments            -              -         222,594
                              __________    ___________     ___________
Inter-fund transfers                   -              -        (902,859)
                              __________    ___________     ____________
Payments:
Participant withdrawals                -              -         555,065
Participant loan withdrawals           -              -         256,585
                              __________    ___________     ___________

Total payments                         -              -         811,650
                              __________    ___________     ___________

Net assets - end of year               -              -     $15,503,088
                              __________    ___________     ___________
                              __________    ___________     ___________


The accompanying notes are an integral part of these statements.

                  CUMMINS ENGINE COMPANY, INC. AND AFFILIATES
                         RETIREMENT AND SAVINGS PLANS
              COMBINING STATEMENTS OF CHANGES IN NET ASSETS BY FUND
                               DECEMBER 31, 1993


                                  ESOP         Loan Fund        Total
                               ___________    ___________    ____________
Net Assets - beginning
 of year                       $20,397,115    $ 9,143,983    $360,106,206
                               ___________    ___________    ____________
Investment income:
 Fund investment income
  (loss)                                 -              -      32,333,337
 Interest income                     1,875              -           1,875
 Dividend income                   465,492              -         465,492
 Net realized & unrealized
  appreciation in the value
  of investments                34,332,392              -      34,332,392
                               ___________    ___________    ____________

Total investment income         34,799,759              -      67,133,096

Less: admin. expense                46,541              -         223,749
      interest expense           6,188,940              -       6,188,940
                               ___________    ___________    ____________

 Net investment income          28,564,278              -      60,720,407
                               ___________    ___________    ____________
 Contributions:
  Employer                       6,984,249              -       9,392,757
  Employee                               -              -      41,093,358
  Rollover                               -              -         975,334
                               ___________    ___________    ____________

 Total contributions             6,984,249              -      51,461,449
                               ___________    ___________    ____________

Participant loan repayments              -     (4,728,329)              -
                               ___________    ____________   ____________
Inter-fund transfers                     -              -               -
                               ___________    ___________    ____________
Payments:
Participant withdrawals            387,526              -      18,443,965
Participant loan withdrawals             -     (6,590,186)              -
                               ___________    ____________   ____________

Total payments                     387,526     (6,590,186)     18,443,965
                               ___________    ____________   ____________

Net assets - end of year       $55,558,116    $11,005,840    $453,844,097
                               ___________    ___________    ____________
                               ___________    ___________    ____________


The accompanying notes are an integral part of these statements.

                   CUMMINS ENGINE COMPANY, INC. AND AFFILIATES
                         RETIREMENT AND SAVINGS PLANS
                         NOTES TO FINANCIAL STATEMENTS
                          DECEMBER 31, 1994 AND 1993



1.  SUMMARY OF THE PLAN
    ___________________

      The Cummins Engine Company, Inc. and Affiliates Retirement and Savings Plans are defined contribution plans that cover five employee groups (as described in Note 2). Participants have the opportunity to make pre-tax and after-tax contributions to the plan and can choose from seven different investment options (investment options and details of the plans are described in Note 2 and Note 3, respectively).

2.  SUMMARY OF ACCOUNTING POLICIES
    ______________________________

Basis of Combination
____________________

     The Combining Statements of Net Assets and Changes in Net Assets reflect the financial activity of the Retirement and Savings Plans of Cummins Engine Company, Inc. (the Company) and certain subsidiary companies (the Companies). These Plans include:

  Cummins Engine Company, Inc. and Affiliates Retirement and Savings Plan for Salaried and Non-Bargaining Hourly Employees (Salaried Plan)

  Cummins Engine Company, Inc. and Affiliates Retirement and Savings Plan for Bargaining Unit Employees (Bargaining Plan)

  Cummins Engine Company, Inc. Retirement and Savings Plan for Onan Corporation Employees (Onan Plan)

  Cummins Engine Company, Inc. Retirement and Savings Plan for Lubricant Consultants, Inc. Employees (Lubricon Plan)

  Cummins Engine Company, Inc. Retirement and Savings Plan for Consolidated Diesel Company Employees (CDC Plan)

     Certain reclassifications have been made in the prior year financial statements. These reclassifications were made to conform with current year presentations and have no impact on previously reported net assets.

Trust Arrangements
__________________

    A single trust arrangement is maintained with the Trustee for the administration of the primary investments in the Plans; however, a separate trust arrangement is maintained with The Northern Trust Company for the Employee Stock Ownership ("ESOP") portion of the Plans (as described in
Note 3).

Accounting Method
_________________

     Accounting records are maintained by the Trustee on a modified cash basis. All material adjustments have been made to present the financial statements under the accrual basis of accounting as required by generally accepted accounting principles.

    All investments included in the Combining Statements of Net Assets and
Schedule I, and the investment related income included in the Combining Statements of Changes in Net Assets reflect amounts obtained from and certified by the respective trustees as being complete and accurate.

Investments
___________

    Investments held by the Trust are stated at market value and changes in market value are reflected in Fund investment income (loss). Quoted market prices are used to value investments.

    Assets of the Trust are segregated into seven investment funds: the Fixed Income Fund, the Wellington Fund, the Vanguard U.S. Growth Fund, the Index 500 Trust Fund, the Explorer Fund, the International Fund, and the Cummins Common Stock Fund. Maintenance of separate funds provides investment alternatives to participants in the Plans; the allocation of investments between the funds is at the direction of participants.

    The assets of the Fixed Income Fund consist primarily of insurance and bank investment contracts. The Wellington Fund consists primarily of equity, fixed income, and cash equivalent marketable securities. The Vanguard U.S. Growth Fund consists primarily of long-term domestic and foreign capital growth stock. The Vanguard Index 500 Trust Fund consists primarily of equity and cash equivalent marketable securities whose investment results should correspond to the performance of the Standard & Poor's 500 Composite Stock Price (S & P 500) Index. The Explorer Fund consists of common stocks of small companies with favorable prospects for above-average growth in market value. The International Fund consists of a broadly diversified portfolio of non-U.S. equity securities selected on the basis of relative value. The Cummins Common Stock Fund consists of investments in Company common stock. The ESOP Fund consists of matching contributions in the form of common stock for certain plans.

    Net investment income (loss) of each fund is allocated to each Plan based on the relationship of each Plan's investment in the fund to the total investment in the fund. Net investment income (loss) is likewise allocated to participants based on the relationship of participant account balances in each fund to the total balance in each fund.

Participant Loan Receivable
___________________________

     The Plans permit participants to borrow portions of their accounts subject to Department of Labor regulations. Participants may take out loans limited to the lessor of $50,000 or 50 percent of the present value of their accounts (excluding ESOP accounts) over a period not to exceed 54 months. The annual interest rate is the Prime Rate as quoted in the Wall Street Journal plus 1 percent. The amount used to secure a loan is 50 percent of the participant's account balance.

    Participant loan activity is reported in the Combining Statements of Net Assets and Changes in Net Assets by Fund in the Loan Fund.

Administrative Expenses and Investment Advisory Fees
____________________________________________________

     Administrative expenses such as record keeping fees are paid by the Companies. Investment advisory fees for portfolio management of Vanguard Funds are paid directly from fund earnings. Investment advisory fees for the Fixed Income Fund are paid directly from the fund. The trust agreement entitles the Trustee to receive reasonable compensation for services rendered and expenses incurred in the administration and execution of the Plans.

3.  DESCRIPTION OF THE PLANS
    ________________________

Participation
_____________

    Substantially all full-time, domestic employees of the Company and designated subsidiaries are eligible to participate in one of the Plans no later than the first day of the month following the 60th day after date of employment. Nonresident aliens employed by the Company or a foreign subsidiary are eligible to participate if the Company owns at least 80 percent of the foreign subsidiary's common stock.

    The Plans encourage voluntary savings through regular payroll deductions. Subject to limitations contained in the Internal Revenue Code and Regulations, participants may contribute up to 15 percent of gross pay (10 percent with respect to certain highly compensated participants) as pre-tax contributions, and 10 percent of gross pay as after-tax contributions (not to exceed 20% in total). In addition, participants are permitted to make voluntary additional after-tax contributions once each year.

    At the end of each Plan year, the Companies make matching contributions for each participant's pre-tax and after-tax contributions that remain in the Plans at the end of the Plan year. The formulas for these matches, as set forth in the Plans, vary for each Company (see Schedule III). Certain groups of participants receive cash matches and other groups participate in the ESOP (as described below) and receive matching contributions in the form of Company common stock. All matching cash contributions, ESOP shares, and earnings thereon are immediately vested and nonforfeitable.

    In July 1989, the Company established the ESOP Trust and sold 2,362,206 shares of its common stock at $31.75 per share (amounts reflect two-for-one common stock split) to the ESOP Trust in exchange for a $75 million promissory note (the Note) secured by the shares. In December 1990, the ESOP Trust prepaid its then-current indebtedness to the Company with proceeds from the issuance of $72,750,000 of 8.76 percent ESOP Notes due 1998 and guaranteed by the Company (see Note 6). The arrangement requires the Companies to contribute an aggregate annual amount to the ESOP Trust equal to the annual principal and interest payable under the terms of the Note after application of dividends paid on shares held in the ESOP Trust. As the ESOP Trust's indebtedness is repaid from these sources of funds, shares are allocated to the accounts of participants in the ESOP in relative proportion to each participant's contributions to the Plans as well as dividends received on shares previously allocated to the participant's account in the ESOP Trust. For the 1994 plan year, 565,059 shares were allocated and 1,733,371 remain unallocated in the ESOP Trust.

    On October 12, 1993, the Company announced a two-for-one common stock split that was distributed on November 11, 1993, to shareholders of record on October 25, 1993. All references to the number of shares have been adjusted to reflect the stock split on a retroactive basis.

    Participant and Company cash matching contributions are deposited in the Trust and then invested in the seven investment funds in accordance with participant elections. Account balances and contributions can be invested in one or more of the seven investment funds in multiples of 1 percent. Investment direction can be changed daily. Common stock account balances in the ESOP account cannot be redirected. Investment experience is allocated to participant accounts on a daily basis.

Plan Withdrawals
________________

    Participants are permitted to withdraw their after-tax contributions, the Company cash matching contributions (after remaining in the account for two full plan years) and accumulated earnings thereon. Participants are also permitted to take out loans (see Note 2). In the event of financial hardship, participants are permitted to withdraw pre-tax contributions and accumulated earnings thereon. Each hardship withdrawal request, including proof of financial hardship, is reviewed individually by the Plans' Administrator. In-service withdrawals from the ESOP account are prohibited under any circumstance.

Plan Payouts
____________

    Upon termination of employment, immediate distribution is made to those participants with account balances less than or equal to $3,500. Terminating participants with account balances greater than $3,500 must consent to any payment prior to the attainment of age 65. Participants who do not consent to immediate distribution may subsequently elect in writing to begin receiving benefits as soon as is practical, provided that in any event the distribution commences no later than April 1 of the Plan year following the Plan year in which age 70 1/2 occurs. Account balances remaining in the Plans will continue to share in the earnings of the
investments prior to distribution.    Distributions from the ESOP portion
of the Plans are in whole shares of stock allocated to participant accounts, with cash for partial shares unless participants elect to receive the entire distribution in cash at current market value.

4.  PLAN AMENDMENTS
    _______________

    Effective January 1, 1995, the after-tax match for DWU-CMEP employees (Bargaining Plan) was replaced by a pre-tax match of $1 for every $1 contributed up to 2% of gross pay and $.25 for every $1 contributed up to the next 4% of gross pay.

5.  TAX STATUS
    __________

       The Company has filed a request for the Internal Revenue Service to issue favorable determination letters for the Cummins Engine Company, Inc. and Affiliates Retirement and Savings Plans. The Plans' Administrator and the Plans' Tax Counsel believe that the Plans are currently designed and being operated in compliance with applicable requirements of the Internal Revenue Code. Therefore they believe that the Plans are qualified and the related trusts are tax exempt.

6.  LONG-TERM DEBT
    ______________

    The ESOP Trust has issued $72,750,000 of ESOP Notes due in 1998 with an annual interest rate of 8.76 percent payable semi-annually to the Note holders (see Note 3). Effective January 1, 1993, the interest rate on the notes was reduced to 8.68 percent due to a tax law change. Principal payments of $1.4 million, $1.5 million, $1.6 million and $1.7 million are due in 1995, 1996, 1997, and 1998 respectively. The final principal payment, $63.3 million, is due on July 15, 1998.

7.  PARTIES-IN-INTEREST TRANSACTIONS
    ________________________________

    There were no transactions with parties-in-interest (as defined in ERISA Section 3(14) and regulations under that section) during the Plan years ended December 31, 1994 and 1993.

                                                              SCHEDULE I


                CUMMINS ENGINE COMPANY, INC. AND AFFILIATES
                       RETIREMENT AND SAVINGS PLANS
                              EIN 35-0257090
        ITEM 27 A:  SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                          AS OF DECEMBER 31, 1994


      ISSUER/DESCRIPTION            SHARES         COST        MARKET VALUE
_______________________________    _________    ___________    ____________

Salaried:

 The Northern Trust Company
  Short-Term Investment Fund                   $    864,862    $    864,862
 Cummins Engine Company, Inc.
  Fixed Income Fund                              83,459,484      83,459,484
 Vanguard Wellington Fund                        52,303,978      49,907,017
 Vanguard U.S. Growth Fund                       18,198,789      18,623,556
 Vanguard Index Trust Fund                       24,447,877      24,002,785
 Vanguard Explorer Fund                           2,812,897       2,692,444
 Vanguard International Fund                      6,785,218       6,524,522
 Cummins Engine Company, Inc.
  Common Stock                     3,485,177     87,250,596     114,494,782

 Participant Loans (7.0%-9.5%)                    5,130,460       5,130,460
                                   _________    ___________     ___________

                                   3,485,177   $281,254,161    $305,699,912
                                   _________    ___________     ___________
Bargaining:

The Northern Trust Company
  Short-Term Investment Fund                   $          -    $          -
 Cummins Engine Company, Inc.
  Fixed Income Fund                             105,127,676     105,127,676
 Vanguard Wellington Fund                        30,692,256      29,285,706
 Vanguard U.S. Growth Fund                        5,491,544       5,619,719
 Vanguard Index Trust Fund                       10,133,030       9,948,550
 Vanguard Explorer Fund                             743,930         712,074
 Vanguard International Fund                      1,999,062       1,922,256
 Cummins Engine Company, Inc.
  Common Stock                       890,109      5,996,224       7,868,558

 Participant Loans (7.0%-9.5%)                    3,772,332       3,772,332
                                   _________    ___________     ___________

                                     890,109   $163,956,054    $164,256,871
                                   _________    ___________     ___________
Onan:

The Northern Trust Company
  Short-Term Investment Fund                   $          -    $          -
 Cummins Engine Company, Inc.
  Fixed Income Fund                              17,531,029      17,531,029
 Vanguard Wellington Fund                        16,570,174      15,810,805
 Vanguard U.S. Growth Fund                        5,780,449       5,915,367
 Vanguard Index Trust Fund                        7,908,242       7,764,266
 Vanguard Explorer Fund                             478,770         458,268
 Vanguard International Fund                      1,490,060       1,432,810
 Cummins Engine Company, Inc.
  Common Stock                       310,990      2,094,980       2,749,142

 Participant Loans (7.0%-9.5%)                    1,582,428       1,582,428
                                   _________    ___________     ___________

                                     310,990   $ 53,436,132    $ 53,244,115
                                   _________    ___________     ___________
Lubricon:

 The Northern Trust Company
  Short-Term Investment Fund                   $          -    $          -
 Cummins Engine Company, Inc.
  Fixed Income Fund                                  87,659          87,659
 Vanguard Wellington Fund                            70,783          67,539
 Vanguard U.S. Growth Fund                           29,550          30,240
 Vanguard Index Trust Fund                           45,869          45,034
 Vanguard Explorer Fund                              10,320           9,878
 Vanguard International Fund                         67,424          64,833
 Cummins Engine Company, Inc.
  Common Stock                         1,492         10,023          13,153

 Participant Loans (7.0%-9.5%)                       24,285          24,285
                                   _________    ___________     ___________

                                       1,492   $    345,913    $    342,621
                                   _________    ___________     ___________
CDC:

The Northern Trust Company
  Short-Term Investment Fund                   $          -    $          -
 Cummins Engine Company, Inc.
  Fixed Income Fund                               5,658,121       5,658,121
 Vanguard Wellington Fund                         2,780,550       2,653,124
 Vanguard U.S. Growth Fund                        1,088,754       1,114,166
 Vanguard Index Trust Fund                        1,546,066       1,517,919
 Vanguard Explorer Fund                             155,103         148,461
 Vanguard International Fund                        334,215         321,374
 Cummins Engine Company, Inc.
  Common Stock                        93,354        628,878         825,247

 Participant Loans (7.0%-9.5%)                      858,952         858,952
                                   _________    ___________     ___________

                                      93,354   $ 13,050,639    $ 13,097,364
                                   _________    ___________     ___________
Total:

The Northern Trust Company
  Short-Term Investment Fund                   $    864,862    $    864,862
 Cummins Engine Company, Inc.
  Fixed Income Fund                             211,863,969     211,863,969
 Vanguard Wellington Fund                       102,417,741      97,724,191
 Vanguard U.S. Growth Fund                       30,589,086      31,303,048
 Vanguard Index Trust Fund                       44,081,084      43,278,554
 Vanguard Explorer Fund                           4,201,020       4,021,125
 Vanguard International Fund                     10,675,979      10,265,795
 Cummins Engine Company, Inc.
  Common Stock                     4,781,122     95,980,701     125,950,882

 Participant Loans (7.0%-9.5%)                   11,368,457      11,368,457
                                   _________    ___________     ___________

                                   4,781,122   $512,042,899    $536,640,883
                                   _________    ___________     ___________

                                                                 Schedule II
                                                                 ___________


                CUMMINS ENGINE COMPANY, INC. AND AFFILIATES
                       RETIREMENT AND SAVINGS PLANS
                    SCHEDULE OF REPORTABLE TRANSACTIONS
                    FOR THE YEAR ENDED DECEMBER 31, 1994




                         Number of        Par Value or
Description of Issue    Transactions    Principal Amount    Purchased Cost
____________________    ____________    ________________    ______________

Fixed Income Fund           263               N/A            $51,197,817

Fixed Income Fund           241               N/A             26,192,630

Wellington Fund             170               N/A             20,841,393

Wellington Fund             357               N/A             24,675,090




Description of Issue    Sales Proceeds    Current Value     Gain or (Loss)
____________________    ______________    _____________     ______________

Fixed Income Fund            -             $51,197,817       $        -

Fixed Income Fund        $26,192,630                 -                -

Wellington Fund                    -        20,841,393                -

Wellington Fund           24,129,372                 -         (545,718)

                                                               Schedule III
                                                               ____________

               CUMMINS ENGINE COMPANY, INC. AND AFFILIATES
                         RETIREMENT AND SAVINGS PLANS
               SCHEDULE OF MATCHING CONTRIBUTION FORMULAS
                           AS OF DECEMBER 31, 1994


                         LOC                        CASH         ESOP STOCK
EMPLOYING COMPANY        CODE  LOCATION NAME    CONTRIBUTIONS   CONTRIBUTION
_________________        ____  _____________    _____________   ____________

Cummins Engine Company   110   Columbus Exempt     No            Yes(1)(2)
        "                120   Columbus DWU        Yes(3)(4)     No
        "                121   Walesboro DWU       Yes(5)(6)     No
        "                130   Columbus OCU        Yes(3)(4)     No
        "                131   OCU New Hires       Yes(5)        No
                               OCU Levels 4 & 5    Yes(17)       No
        "                132   Walesboro OCU       Yes(5)(6)     No
        "                135   Cols. Security      No            Yes(1)(2)
        "                136   Cols Sec.New Hires  Yes(4)(5)     No
Cummins Electronics      150   CELCO Union         Yes(13)(6)    No
        "                160   CELCO Exempt        No            Yes(1)(7)
Cum.Military Systems     170   Cummins Military    No            No
CADEC                    190   CADEC               Yes(13)       No
Cummins Engine Company   200   Charleston          No            Yes(1)(2)
Combustion Technologies  210   CTI Georgia         No            Yes(1)(2)
        "                220   CTI Charleston      No            Yes(1)(2)
Cummins Engine Company   240   CHS Headline        No            Yes(1)(2)
        "                250   CHS Recon           No            Yes(1)(2)
        "                260   CHS Engr. Svcs.     No            Yes(1)(2)
Cummins Engine Company   280   Precision Gear      No            Yes(1)(2)
        "                290   Fuel Systems        No            Yes(1)(2)
        "                291   Cummins Marine      No            Yes(1)(2)
        "                292   Quality Custom Comp No            Yes(1)(2)
        "                300   Jamestown           Yes(16)       Yes(1)(2)
        "                301   JEP New Hires       Yes(5)(6)(16) No
Cummins Natural Gas      390   Cummins Natural     Yes(15)(16    No
 Engines                        Gas
Cummins Americas, Inc.   400   Miami PDC           No            Yes(1)(2)
Atlas Crankshaft         500   Atlas Salaried      No            Yes(1)(2)
        "                510   Atlas Union         Yes(4)        No
Onan Corporation         550   Onan-Multiple Loc.  Yes(11)       Yes(10)
        "                551   Onan Huntsville     Yes(11)       Yes(10)
        "                552   Onan OPE St. Peter  Yes(11)       Yes(10)
Fleetguard, Inc.         600   Fleetguard TN       No            Yes(1)(2)
                                Salaried
        "                610   Fleetguard Lake     No            Yes(1)(2)
                                Mills Salaried
        "                620   Fleetguard Lake     No            Yes(1)(2)
                                Mills Hourly
        "                630   Fleetguard TN Hr    Yes(12)       No
Lubricant Consultants    640   Lubricon            Yes(14)       No
Kuss                     650   Kuss Salaried       No            Yes(1)(2)
Kuss                     651   Kuss Union          No            Yes(1)(2)
Fleetguard, Inc.         655   Separation Tech.    No            Yes(1)(2)
Cummins Engine Company   700   DRC Salaried        No            Yes(1)(2)
        "             *  720   DRC TN Union        Yes(13)       No
        "             *  730   DRC LA Union        Yes(15)       No
        "             *  740   DRC LA Union        Yes(15)       No
Cummins Diesel Intl.     810   CDIL                No            Yes(1)(2)
Consolidated Diesel Co.  900   Consol. Diesel Co.  Yes(13)(9)    No
Holset Engr. Company     950   Holset MI           No            Yes(1)(2)
        "                951   Holset CHS          No            Yes(1)(2)


*Participants at locations 720, 730 and 740 are not eligible to make Basic Savings Contributions.



Matching Contribution Legend
____________________________

( 1) ESOP Stock Contribution based on 50% of 1st 2% of pay contributed as a Pre-Tax Contribution.

( 2) ESOP Stock Contribution based on 50% of 1st $900 of pay contributed as a Basic Savings Contribution.

( 3) Cash Contribution of 50% (up to a maximum of $325) of 1st 2% of pay contributed as a Pre-tax Contribution.

( 4) Cash Contribution of 50% of the 1st $900 of pay contributed as a Basic Savings Contribution.

( 5) Cash Contribution of $325 per year to Pre-Tax Contribution account, regardless of % of pay contributed.

( 6) Cash Contribution of 100% on 1st $450 of pay contributed as a Basic Savings Contribution.

( 7) ESOP Stock Contribution based on 100% of 1st $900 of pay contributed as a Basic Savings Contribution.

( 8) ESOP Stock Contribution based on 100% of the 1st 2.5% of pay contributed as a Pre-Tax Contribution.

( 9) Cash Contribution based on 50% (up to a maximum of $900) on 1st $1,800 of pay contributed as a Basic Savings Contribution.

(10) ESOP Stock Contribution based on 100% of 1st $250, 75% of next $250, 50% of next $1,000, and 25% of next $1,000 (maximum stock match = $1,187.50).  NOTE:  Applies to Pre-Tax
      Contributions.

(11) Cash Contribution of 25% of the 1st $1,000 of pay contributed as a Basic Savings Contribution.

(12) Cash Contribution of 50% of the 1st 2% of pay contributed as a Pre-Tax Contribution with a minimum of $200 if at least 2% is contributed.

(13) Cash Contribution of 50% of 1st 2% of pay contributed as a Pre-Tax Contribution.

(14) Cash Contribution of 100% of 1st 2.5% of pay contributed as a Pre-Tax Contribution.

(15) Cash Contribution of 50% of 1st 4% of pay contributed as a Pre-Tax Contribution.

(16)  Discretionary Cash Contribution.

(17) Cash Contribution of $400 per year to Pre-Tax Contribution account, regardless of % of pay contributed.

                                SIGNATURES
                                __________



     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.




                                CUMMINS ENGINE COMPANY, INC.

                                RETIREMENT AND SAVINGS PLAN
                                ____________________________
                                     (Name of Plan)




By     /s/ Carol K. Smalley
       ____________________
       Carol K. Smalley
       Secretary - Pension
       Policy Committee